January 18, 2007	Nathan J. Nouskajian

T: (858) 550-6051
nnouskajian@cooley.com

VIA FED EX

Nancy M. Morris, Esq

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Diversa Corporation

Confidential Treatment Request for

Correspondence Submitted November 1, 2006

Dear Mrs. Morris:

We are writing on behalf of Diversa Corporation (the “Company”) to request confidential treatment for the indicated portions of the following document, pursuant to 17 C.F.R. §200.83:

Letter from Cooley Godward Kronish LLP to the United States Securities and Exchange Commission (the “Commission”), dated November 1, 2006, attached hereto as Exhibit A.

We hereby request, pursuant to 17 C.F.R. § 200.83, that the selected portions of Exhibit A, marked with brackets and covered with asterisks be maintained in confidence, not be made part of any public record, and not be disclosed to any person as such portions contain confidential information related to individual product and segment revenue information. The Company respectfully requests that the bracketed and asterisked provisions of Exhibit A and each of the following be withheld from public disclosure:

A.	This transmittal letter;

B.	Any memoranda, notes, correspondence, or other writings made by any member or employee of the Commission relating to any of the foregoing documents or any conference or telephone call with respect thereto; and

C.	Any copies or extracts of any of the foregoing.

The provisions for which the Company seeks confidential treatment relate to specific details of the Company’s product revenue by focus area. Disclosure to the public of such information would not benefit investors and would significantly harm the Company by disclosing to its competitors, customers and potential customers highly sensitive and confidential information related to the research, development and commercialization of the Company’s products.

4401 EASTGATE MALL SAN DIEGO CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

January 18, 2007

Page Two

In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect Exhibit A or any correspondence, memorandum, or notes related thereto, including without limitation this transmittal letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we respectfully request that you telephone the undersigned of Cooley Godward Kronish LLP rather than rely upon the United States mail for such notice. The address and telephone number for Nathan J. Nouskajian, Esq., the responsible representative, is care of Cooley Godward Kronish LLP, 4401 Eastgate Mall Road, San Diego, California 92121, telephone number (858) 550-6051.

Please acknowledge receipt of this request for confidential treatment by file-stamping the enclosed copy of this request and returning it to the undersigned in the self-addressed stamped envelope. If you have any questions or comments regarding the enclosed, please telephone me at (858) 550-6051.

Sincerely,

/s/ Nathan J. Nouskajian
Nathan J. Nouskajian

cc:	Michael Reedick, United States Securities and Exchange Commission
Matthew T. Browne, Cooley Godward Kronish LLP
Jeff Black, Diversa Corporation
Martin Sabarsky, Diversa Corporation

4401 EASTGATE MALL SAN DIEGO CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

EXHIBIT A

November 1, 2006

VIA FACSIMILE AND FEDERAL EXPRESS

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Response to letter dated October 17, 2006 regarding Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-29173)

Dear Mr. Rosenberg:

On behalf of our client, Diversa Corporation (the “Company”), we are submitting this letter in response to your letter dated October 17, 2006 to Mr. Edward T. Shonsey containing the Staff’s comments with respect to the above-referenced Form 10-K. The numbers of the paragraphs below correspond to the numbers of the comments indicated in your letter.

Management’s Discussion and Analysis

Results of Operations

Research and Development, page 42

1.	Refer to your response to our comment 1. In addition to the status (i.e. Phase I, Phase II, etc.) of each of your major research and development projects, please provide, in disclosure type format, disclosure about why you are unable to estimate the nature, time or costs of the efforts necessary to complete each of your major projects including the risks and uncertainties involved with developing and commercializing your products.

As more fully discussed in Response No. 2 below, the Company intends to expand its disclosures regarding research and development projects beginning with its Form 10-K for the year ended December 31, 2006. In addition, the Company has revised the disclosure language to specifically state why it is unable to estimate the nature, time or costs of the efforts necessary to complete each of its major projects including the risks and uncertainties involved with developing and commercializing these products. The Company will incorporate this revision into the MD&A in the Company’s Form 10-Q for the quarterly period ended September 30, 2006. The revised disclosure language will be substantially in the same form as set forth below.

MD&A:

“We have only recently launched our first products, and, accordingly we have a limited history of developing commercial products. We determine which products to pursue independently based on various criteria, including: investment required, estimated time to market, regulatory hurdles, infrastructure requirements, and industry-specific expertise necessary for successful commercialization. Successful products require significant development and investment prior to regulatory approval and commercialization. As a result of the significant risks and uncertainties involved in developing and commercializing such products, we are unable to estimate the nature, timing, and cost of the efforts necessary to complete each of our major projects. These risks and uncertainties include, but are not limited to, the following:

•	Our products may require more resources than we anticipate if we are technically unsuccessful in initial development or commercialization efforts;

•	The outcome of research is unknown until each stage of testing is completed, up through and including product trials and regulatory approvals, if needed;

•	It can take many years from the initial decision to perform research through development until products, if any, are ultimately marketed;

•	We have several product candidates in various stages of development related to collaborations and grants as well as internally developed products. At any time, we may modify our strategy and pursue additional collaborations for the development and commercialization of some products that we had intended to pursue independently.

Any one of these risks and uncertainties could have a significant impact on the nature, timing, and costs to complete our product development efforts. Accordingly, we are unable to predict which potential product candidates we may proceed with, the time and costs to complete development, and ultimately whether we will have any products approved by the appropriate regulatory bodies. The various risks associated with our research and development activities are discussed more fully in this report under “Risk Factors.” While we anticipate that we will continue to dedicate significant resources to development of future products, we expect that our total research and development costs will decrease or remain at these levels in the short term as we continue to focus on near-term commercialization, sales and marketing of products, and reducing our loss and cash usage.”

2.	Refer to you response to our comment 2. You state that you will expand your disclosure to include more detail regarding researchers’ time by project for your late-stage products. Please provide us your proposed disclosure in disclosure-type format. In addition, in that proposed disclosure, define late-stage products and provide a reconciliation to research and development expense shown in your financial statements.

The Company acknowledges that a more expanded disclosure regarding its late-stage products might be helpful to provide a better understanding of its projects and the level of expense and effort allocated to each project; however the Company also feels that it is vitally important to balance any such disclosure to protect proprietary information and competitive advantage. The Company is currently in the process of determining how best to formulate such a disclosure so that it provides accurate, valuable information to the reader that is consistent from period to period, that, at the same time, does not compromise the Company’s proprietary position or perceived competitive advantages. Accordingly, the Company respectfully proposes to include such expanded disclosure beginning with its Form 10-K for the year ended December 31, 2006.

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition

Collaborative Revenue, page 62

3.	Refer to your response to our comment 4. Please provide us your proposed disclosure deleting reference to the percentage of completion method.

The Company will incorporate this revision into the footnotes and MD&A in the Company’s Form 10-Q for the quarterly period ended September 30, 2006. The revised disclosure language will be substantially in the same form as set forth below.

Footnote 3:

“The Company recognizes revenue from research funding under collaboration agreements when earned on a “proportional performance” basis as research hours are incurred. The Company performs services as specified in each respective agreement on a best-efforts basis, and is reimbursed based on labor hours incurred on each contract. The Company initially defers revenue for any amounts billed or payments received in advance of the services being performed and recognizes revenue pursuant to the related pattern of performance, based on total labor hours incurred relative to total labor hours estimated under the contract.”

MD&A

“We recognize revenue from research funding on a proportional performance basis as research hours are incurred under each agreement, based on total labor hours incurred relative to total labor hours estimated under the contract.”

4.	Refer to your response to comment 5. Please provide us your proposed disclosure in disclosure-type format regarding your revenue recognition for milestones.

The Company will incorporate this revision into the footnotes and MD&A in the Company’s Form 10-Q for the quarterly period ended September 30, 2006. The revised disclosure language will be substantially in the same form as set forth below.

Footnote 3:

“The Company recognizes milestone payments when earned, as evidenced by written acknowledgement from the collaborator, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, (ii) the milestone represents the culmination of an earnings process, (iii) the milestone payment is non-refundable and (iv) the Company’s past research and development services, as well as its ongoing commitment to provide research and development services under the collaboration, are charged at fees that are comparable to the fees that the Company customarily charges for similar research and development services.”

MD&A

“Our collaborations often include contractual milestones. When we achieve these milestones, we are entitled to payment, as defined by the underlying agreements. We recognize revenue for milestone payments when earned, as evidenced by written acknowledgement from the collaborator, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, (ii) the milestone represents the culmination of an earnings process, (iii) the milestone payment is non-refundable and (iv) our past research and development services, as well as our ongoing commitment to provide research and development services under the collaboration, are charged at fees that are comparable to the fees that the we customarily charge for similar research and development services.”

Segment Reporting, page 65

5.	Refer to your response to our comment 6. Please tell us what consideration has been given to provide paragraph 37 of FAS 131 disclosures related to the three areas of focus: Alternative fuels, Specialty industrial processes, and Health and Nutrition.

The Company acknowledges the Staff’s comment and advises the Staff that it has considered the disclosure requirements as set forth under paragraph 37 of FAS 131.

The Company advises the Staff that it does not currently track its collaborative and grant revenues by focus area, and that it may ultimately be impracticable to provide a disclosure of revenues by focus area for all revenue sources. Accordingly, the Company may in fact limit its disclosure to product-related revenue only. More than half of the Company’s collaborative revenue is generated from one partner under a multi-year collaboration, pursuant to which the Company receives in excess of $20 million of research funding that supports multiple projects across several disciplines, some of which are outside the Company’s three areas of focus. In order to properly allocate and track collaborative revenue by specific areas of focus, the Company will need to implement enhancements to its internal financial reporting systems. The Company further advises the Staff it would be impracticable to complete these enhancements prior to the filing of the Company’s Form 10-Q for the quarter ended September 30, 2006. While the Company acknowledges the disclosure requirements under paragraph 37 of FAS 131, it also advises the Staff that it is still determining how best to formulate a disclosure that provides accurate, valuable information to the reader which is consistent from period to period. Accordingly, the Company respectfully proposes to include expanded disclosure addressing paragraph 37 of FAS 131 beginning with its Form 10-K for the year ended December 31, 2006.

The Company further advises the Staff that for the year ended 2005 and the first nine months of 2006, 81% and 94% of product-related revenue was generated by one focus area, Health and Nutrition. The Company has provided, on a supplemental basis, a break-down of its product-related revenue by focus area for the full year 2005 and the first nine months of 2006 as Attachment A to this letter.

In order to address the requirements of paragraph 37 FASB No. 131 on at least an interim basis, the Company will incorporate additional disclosure language into the footnotes of the Company’s Form 10-Q for the quarterly period ended September 30, 2006. The revised disclosure language will be substantially in the same form as set forth below.

Footnote 10:

“For the three and nine months ended September 30, 2006, more than 90% of the Company’s product-related revenue has come from one focus area, Health and Nutrition.”

Note 6. Commitments and Contingencies

Litigation, page 78

6.	Refer to your response to our comment 7. It appears that additional disclosure is required regarding the settlement amount and the reasons for not accruing the settlement amount in accordance with FAS 5. Please revise your discussion in disclosure-type format.

The Company will incorporate this revision into the footnotes of the Company’s Form 10-Q for the quarterly period ended September 30, 2006. The revised disclosure language will be substantially in the same form as set forth below.

“Due to the inherent uncertainties of litigation and assignment of claims against the underwriters, and because the settlement has not yet been finally approved by the Federal District Court, the ultimate outcome of the matter cannot be predicted. In accordance with FASB No. 5, “Accounting for Contingencies” the Company believes any contingent liability related to this claim is not probable or estimable and therefore no amounts have been accrued in regards to this matter.”

This letter contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the status of the Company’s major research and development projects, including their cost, the Company’s intentions with respect to, and the disclosures it may make, in future filings with the SEC, and the Company’s expectations as to its potential liability in connection with ongoing litigation matters. Factors that may cause actual results to differ materially include the risk that the Company may alter the priority and/or the focus it gives to any of its ongoing research and development projects, the risk that it may include disclosures in future filings with the SEC that are different from those described here, the risk that it may incur greater than anticipated liability in connection with ongoing litigation matters, and risks and other uncertainties more fully described in the Company’s other SEC reports. Readers are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecasts,” designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. Any forward-looking statements are made pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, speak only as of the date made. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Sincerely,

Cooley Godward Kronish LLP

/s/ Matthew T. Browne
Matthew T. Browne

Diversa Corporation

Attachment A to Letter Dated November 1, 2006

Product Revenue by Focus Area ($000’s)

	Year Ended December 31, 2005				Nine Months Ended September 30, 2006
	Alternative Fuels	Industrial Processes	Health and Nutrition	Total	Alternative Fuels	Industrial Processes	Health and Nutrition	Total
Products
Pyrolase™		[*****]		[*****]		[*****]		[*****]
Phyzyme™ XP			[*****]	[*****]			[*****]	[*****]
Quantum™ Phytase			[*****]	[*****]			[*****]	[*****]
Luminase™ XP		[*****]		[*****]		[*****]		[*****]
Cottonase™		[*****]		[*****]		[*****]		[*****]
D45 Alpha Amylase	[*****]			[*****]	[*****]			[*****]
Bayovac™ SRS			[*****]	[*****]			[*****]	[*****]
Accentuase-G™		[*****]		[*****]		[*****]		[*****]
Other		[*****]	[*****]	[*****]		[*****]	[*****]	[*****]

Total	769	1,147	7,916	9,832	(101)	751	9,916	10,566

% of Total	8%	12%	81%	100%	(1)%	7%	94%	100%